Exhibit (a)(5)(B)

MeadWestvaco Corporation

John A. Luke, Jr.

Chairman and CEO

May 10, 2005

To Our Stockholders:

Recently, MeadWestvaco completed the sale of the printing and writing papers business to NewPage Corporation, and we are now moving forward on our commitment to use the proceeds from this sale to pay down debt and enhance share value through a stock repurchase tender offer and a debt repurchase tender offer. This program will help accomplish our key objectives of returning value to our shareholders and optimizing our capital structure for our new business going forward.

Our stock repurchase tender offer represents an opportunity for MeadWestvaco to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in the company. MeadWestvaco believes the tender offer, if completed, will be accretive to earnings per share.

The Board of Directors of MeadWestvaco approved this tender offer. However, neither MeadWestvaco, nor its Board of Directors nor the dealer manager for the tender offer makes any recommendation as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you wish to tender your shares. The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. I encourage you to read these materials carefully before making any decision. If you want to tender your shares, the necessary steps are explained in detail in the enclosed materials. If you do not wish to participate in the tender offer, you do not need to take any action.

The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, June 8, 2005, unless MeadWestvaco extends the tender offer. If you have any questions regarding the tender offer or need assistance, please contact Georgeson Shareholder Communications Inc., the information agent for the tender offer, at (800) 280-0857, or Goldman, Sachs & Co., the dealer manager for the tender offer, at (212) 902-1000 (call collect) or (800) 323-5678 (call toll-free).

Sincerely,

John A. Luke, Jr.

Chairman of the Board and Chief Executive Officer